UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 15, 2020

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
390 S. Liberty Street, Suite 100
Winston-Salem, NC 27101
(Full mailing address of principal executive offices)

(336) 477-2535
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS

Estimated Net Asset Value (“NAV”) Per Share as of June 30, 2020

On October 15, 2020, the board of directors (the “Board”) of HC Government Realty Trust, Inc., a Maryland corporation (the “Company”), unanimously approved and established an estimated NAV per share of the Company’s common stock of $9.33, based on the Company’s estimated NAV divided by the number of outstanding shares of the Company’s common stock on a fully diluted basis as of June 30, 2020. This estimated NAV per share of the Company’s common stock shall be effective until the Company publishes an updated estimated NAV per share on or about October 15, 2021 (or as soon as commercially reasonable thereafter), unless the Company publishes an updated estimated NAV per share prior to that time. The Board previously determined an estimated NAV per share of the Company’s common stock of $7.17 as of June 30, 2019.

Components of NAV

The following sets forth the calculation of the estimated NAV per share of the Company’s common stock:

Balance Sheet as of June 30, 2020 (Unaudited)

Total Real Estate Assets1	$130,753,650
Total Other Assets	$9,006,312
Total Assets	$139,759,962

Total Other Liabilities	$89,207,736

Net Asset Value	$50,552,226

Series A Preferred Converted Shares2	439,822
Series B Preferred Converted Shares2	2,243,531
Convertible OP Units	1,118,416
Long-Term Incentive Plan Shares	72,215
Common Shares Outstanding	1,545,806
Total Diluted Shares	5,419,790

NAV per Share	$9.33
____________________
1 Total Real Estate Assets is based on the value of the Company’s properties as of June 30, 2020 determined using appraised values from recent third-party property appraisals and an analysis of renewal value of each property as well as re-tenancy.
2 Represents shares of common stock issuable upon conversion of the Company’s Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock, respectively.

Limitations of the Estimated NAV Per Share

As with any valuation, the methods used to determine the Company’s estimated NAV per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. The estimated NAV per share determined by the Board is not a representation, warranty or guarantee that, among other things:

●
a stockholder would be able to realize the estimated NAV per share if such stockholder attempts to sell his or her shares;
●
a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon liquidation of the Company’s assets and settlement of the Company’s liabilities or if the Company were sold;
●
shares of the Company’s common stock would trade at the estimated NAV per share on a national securities exchange;
●
a third party would offer the estimated NAV per share in an arms-length transaction to purchase all or substantially all of the shares of the Company’s common stock; or
●
the methods used to determine the estimated NAV per share would be acceptable to the Financial Industry Regulatory Authority, the Securities and Exchange Commission, any state securities regulatory entity or in accordance with the Employee Retirement Income Security Act of 1974, as amended, or with any other regulatory requirements.

Further, the estimated NAV per share was calculated as of a particular moment in time and the value of the Company’s shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: October 15, 2020	By:	/s/ Jacqlyn Piscetelli
	Name:	Jacqlyn Piscetelli
	Title:	Chief Financial Officer, Treasurer and Secretary